Exhibit 99.151

October 17, 2018

Consent of Independent Auditor

We hereby consent to the incorporation by reference in the Registration Statement on Form 40-F of Aphria Inc. (the “Company”) of our report dated July 31, 2018 relating to the consolidated financial statements of the Company as at May 31, 2018 and 2017 and for the years then ended, which appears in the Exhibit 99.1 to this Registration Statement on Form 40-F.

We also consent to reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form included in Exhibit 99.3. which are incorporated by reference in this Registration Statement on Form 40-F.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Windsor, Ontario, Canada

PricewaterhouseCoopers LLP

245 Ouellette Avenue, Suite 300, Windsor, Ontario, Canada N9A 7J4

T: +1 519 985 8900, F: +1 519 258 5457

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

October 17, 2018

Consent of Independent Auditor

We hereby consent to the incorporation by reference in the Registration Statement on Form 40-F of Aphria Inc. (the “Company”) of our report dated July 11, 2017 relating to the consolidated financial statements of the Company as at May 31, 2017 and for the year then ended, which appears in the Exhibit 99.10 to this Registration Statement on Form 40-F.

We also consent to reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form included in Exhibit 99.12. which are incorporated by reference in this Registration Statement on Form 40-F.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Windsor, Ontario, Canada

PricewaterhouseCoopers LLP

245 Ouellette Avenue, Suite 300, Windsor, Ontario, Canada N9A 7J4

T: +1 519 985 8900, F: +1 519 258 5457

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

October 17, 2018

Consent of Independent Auditor

We hereby consent to the incorporation by reference in the Registration Statement on Form 40-F of Aphria Inc. of our report dated May 9, 2018 to the shareholders of Cannan Growers Inc. (the “Company”) which is included in the business acquisition report of Aphria Inc. dated May 10, 2018, relating to the financial statements of the Company as at December 31, 2017 and for the year then ended, which is included as Exhibit 99.91 to this Registration Statement on Form 40-F.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Windsor, Ontario, Canada

PricewaterhouseCoopers LLP

245 Ouellette Avenue, Suite 300, Windsor, Ontario, Canada N9A 7J4

T: +1 519 985 8900, F: +1 519 258 5457

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

October 17, 2018

Consent of Independent Auditor

We hereby consent to the incorporation by reference in the Registration Statement on Form 40-F of Aphria Inc. of our report dated May 9, 2018 to the shareholders of Broken Coast Cannabis Ltd (the “Company”) which is included in the business acquisition report of Aphria Inc. dated May 10, 2018, relating to the financial statements of the Company as at December 31, 2017 and for the year then ended, which is included as Exhibit 99.91 to this Registration Statement on Form 40-F.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Windsor, Ontario, Canada

PricewaterhouseCoopers LLP

245 Ouellette Avenue, Suite 300, Windsor, Ontario, Canada N9A 7J4

T: +1 519 985 8900, F: +1 519 258 5457

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.